1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2006

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Announcement of the Resolutions Passed at the 2005 Annual General Meeting and Payment of the Final Dividend, dated May 23, 2006	A-1

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: May 24, 2006	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and CEO

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Exhibit 1.1

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of the Resolutions Passed at the 2005

Annual General Meeting and Payment of the Final Dividend

•      The Board of the Company hereby announces the results of the resolutions put forward and passed at the Annual General Meeting held on 23 May 2006.

•      The Company’s shareholders approved the profit distribution proposal and declaration of a final dividend of RMB0.077637 per share (equivalent to HK$0.075 per share) (inclusive of applicable tax) for the year ended 31 December 2005. The final dividend will be paid on or about 15 June 2006.

The 2005 Annual General Meeting

The board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”) is pleased to announce that the Annual General Meeting for the year 2005 (the “AGM”) of the Company was held on Tuesday, 23 May 2006 at JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The number of issued shares of the Company as at the date of the AGM was 80,932,368,321 shares, which was the total number of shares entitling the holders to attend and vote for or against any of the resolutions proposed at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. Shareholders and authorized proxies holding an aggregate 80,876,699,820 shares, representing 99.9312% of the total voting shares of the Company were present at the AGM. The holding of the AGM was in compliance with the requirements of the Company Law of the People’s Republic of China and the provisions of the Articles of Association of the Company. The AGM was chaired by Mr. Wang Xiaochu, chairman and chief executive officer of the Company.

All the resolutions, which were voted on by poll, were approved by shareholders. The poll results in respect of the proposed resolutions at the AGM were as follows:

	Ordinary Resolutions	Total no. of votes
		For	Against
1.	THAT the consolidated financial statements of the Company, the report of the Board of Directors, the report of the Supervisory Committee and the report of the international auditors for the year ended 31 December 2005 be considered and approved, and the Board of Directors be authorised to prepare the budget of the Company for year 2006.	71,521,349,138 (99.9992)%	591,200 (0.0008)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

2.	THAT the profit distribution proposal and the declaration and payment of a final dividend for the year ended 31 December 2005 be considered and approved.	71,897,973,516 (99.9977)%	1,640,700 (0.0023)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

3.	THAT the reappointment of KPMG and KPMG Huazhen as the international auditors and domestic auditors of the Company respectively for the year ending 31 December 2006 be considered and approved, and the Board of Directors of the Company be authorised to fix the remuneration of the auditors.	71,893,069,416 (99.9971)%	2,099,800 (0.0029)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

4.	THAT Mr. Wei Leping’s resignation from the position as an executive director of the Company be considered and approved.	71,894,449,016 (99.9993)%	467,500 (0.0007)%

As more than 1/2 of the votes were cast in favour of this resolution, the resolution was duly passed as an ordinary resolution.

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	Special Resolutions	Total no. of votes
		For	Against
5.	THAT the issue of short-term commercial paper by the Board of Directors be considered, approved, confirmed and ratified.

(1)    THAT the Company’s issue of short-term commercial paper before end of October 2006 pursuant to The Notice of the People’s Bank of China on the Issue of Short-term Commercial Paper by China Telecom Corporation Limited (Yin Fa [2005] No. 286) and based on the need of the Company and the market conditions, and with a maximum outstanding repayment amount of RMB30 billion be approved; THAT the Company’s issue of short-term commercial paper, in one or more tranches, from end of October 2006 to the day before the date on which the annual general meeting of the Company for the year ending 31 December 2006 is held, and with a maximum outstanding repayment amount of RMB40 billion be approved (the “Issue”).

		69,165,787,122 (96.3065)%	2,652,631,297 (3.6935)%

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

(2)    THAT the board of directors of the Company (the “Board”) or any two or more directors of the Company (the “Directors”) duly authorised by the Board, taking into consideration the specific needs of the Company and other market conditions, be and are hereby generally and unconditionally authorised to:

		69,167,554,322 (96.3076)%	2,651,868,797 (3.6924)%

(a)    determine the specific terms, conditions and other matters of the Issue (including, but not limited to, the determination of the actual aggregate amount, interest rate, rating, guarantee arrangements and use of proceeds of the Issue);

(b)    do all such acts which are necessary and incidental to the Issue (including, but not limited to, the securing of approvals, the determination of underwriting arrangements and the preparation of relevant application documents); and

(c)    take all such steps which are necessary for the purposes of executing the Issue (including, but not limited to, the execution of all requisite documentation and the disclosure of relevant information in accordance with applicable laws), and to the extent that any of the aforementioned acts and steps have already been undertaken by the Board or the Directors in connection with the Issue, such acts and steps be hereby approved, confirmed and ratified.

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

6.	To grant a general mandate to the board of directors to issue, allot and deal with additional shares in the Company not exceeding 20% of each of the existing domestic Shares and H Shares (as the case may be) in issue.	67,913,191,956 (94.7401)%	3,770,472,939 (5.2599)%

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

7.	To authorise the board of directors to increase the registered capital and amend the articles of association of the Company to reflect such increase in the registered capital of the Company under the general mandate.	68,000,583,948 (94.8620)%	3,683,080,947 (5.1380)%

As more than 2/3 of the votes were cast in favour of this resolution, the resolution was duly passed as a special resolution.

Computershare Hong Kong Investor Services Limited was the scrutineer for the vote-taking at the AGM.

Payment of the Final Dividend

The Board wishes to inform shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.077637 per share (equivalent to HK$0.075 per share) (inclusive of applicable tax) for the year ended 31 December 2005. The payment shall be made to shareholders whose names appeared on the register of members of the Company on 23 May 2006. According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on domestic shares will be paid in Renminbi and dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the mean of the average rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividends by the AGM (RMB1.03516 equivalent to HK$1.00).

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The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to such Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be paid by the Receiving Agent on or about 15 June 2006. Relevant cheques will be dispatched on the same day to holders of H shares entitled to receive such dividend by ordinary post and at their own risk.

As of the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Leng Rongquan as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and joint company secretary, Mr. Yang Jie as the executive vice president, Mr. Sun Kangmin as the executive vice president, Mr. Li Jinming as the non-executive director, and Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui, Mr. Shi Wanpeng, Mr. Xu Erming and Mr. Tse Hau Yin, Aloysius as the independent non-executive directors.

By Order of the Board
China Telecom Corporation Limited
Li Ping, Yung Shun Loy, Jacky
Joint Company Secretaries

Hong Kong, 23 May 2006

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